SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Marine Drive Mobile Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

56824T 102

(CUSIP Number)

J. Colin MacDonald
595 Burrard Street #700
Vancouver, BC V7X 1S8
(604) 687-6789

 (Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

September 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56824T 102	Page 2 of 5

1	NAME OF REPORTING PERSONS J. Colin MacDonald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.43% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1) Based on 37,220,000 shares of Common Stock outstanding on September 12, 2011.

CUSIP No. 56824T 102	Page 3 of 5

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Marine Drive Mobile Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 1278 Indiana #301, San Francisco, California 94107.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed by J. Colin MacDonald (the “Reporting Person”).

(b)           The business address of the Reporting Person is 595 Burrard Street #700, Vancouver, BC V7X 1S8.

(c)           The Reporting Person is the President of the Issuer.  The business address of the Issuer is 1278 Indiana #301, San Francisco, California 94107.

(d)           During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 5,000,000 shares (the “Shares”) of Common Stock in exchange for shares (the “Marine Drive Technologies Shares”) of the capital stock of Marine Drive Technologies Inc., a corporation organized under the laws of the Province of British Columbia, Canada (“Marine Drive Technologies”), in connection with the acquisition of Marine Drive Technologies’ outstanding shares by the Issuer through a voluntary share exchange with the sole shareholder of Marine Drive Technologies (the “Selling Shareholder”), pursuant to a Share Exchange Agreement, dated as of June 6, 2011 (the “Agreement”), by and among the Issuer, on the one hand, and Marine Drive Technologies and the Selling Shareholder, on the other hand.  The Agreement was filed with the Securities and Exchange Commission on June 9, 2011 on a Current Report on Form 8-K.  The transactions contemplated by the Agreement closed on September 12, 2011.

Item 4.	Purpose of the Transaction

The Reporting Person received the Shares in exchange for the Marine Drive Technologies Shares under the Agreement.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 56824T 102	Page 4 of 5

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 5,000,000 shares of Common Stock, which represent approximately 13.43% of the outstanding shares of Common Stock.

(b)           The Reporting Person has sole power to vote and sole power to dispose of 5,000,000 shares of Common Stock, which represent approximately 13.43% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

On September 12, 2011, the Reporting Person entered into a Management Contract for Services with the Issuer whereby the Reporting Person will be issued an option to purchase up to 2,000,000 shares of common stock of the Issuer at an exercise price of $0.25 per share, subject to vesting over a period of thirty three (33) months from the date of grant as set forth in the Form of Stock Option Agreement.  The form of the Management Contract for Services was filed as Exhibit 10.4 and the Form of Stock Option Agreement was filed as Exhibit 10.7 to the Form 8-K filed by the Issuer on September 13, 2011 and each is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Management Contract for Services with Colin MacDonald, dated September 12, 2011 (incorporated by reference as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 13, 2011).

Form of Stock Option Grant Notice (incorporated by reference as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on September 13, 2011).

CUSIP No. 56824T 102	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 12, 2011

/s/ J. Colin MacDonald J. Colin MacDonald